Via Facsimile and U.S. Mail
Mail Stop 6010

January 11, 2007

Mr. Donald W. Fallon
Chief Financial Officer, Senior Vice President, Finance and
Administration and Secretary
CepTor Corporation
200 International Circle, Suite 5100
Hunt Valley, MD 21030

Re: CepTor Corporation
**   Form 10-KSB for the Fiscal Year Ended December 31, 2005**
**   Form 10-QSB for the Quarterly Period Ended June 30, 2006**
**   File No. 001-32717**

Dear Mr. Fallon:

        We issued comments to you on the above captioned filing(s) on November 20, 2006**.** As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by January 26, 2007 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

        If you do not respond to the outstanding comments or contact us by January 26, 2007**,** we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Tabatha Akins, Staff Accountant, at (202) 551-3658 if you have any questions.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant